UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             MAI SYSTEMS CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   552620 20 5
                                 (CUSIP Number)

                               Richard S. Ressler
                              c/o Lewis H. Stanton
                             MAI Systems Corporation
                               9601 Jeronimo Road
                                Irvine, CA 92618
                                 (714) 598-6122
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 8, 1997
               (Date of Event which Requires Filing of Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                Page 1 of 7 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 7 Pages

---------------------
CUSIP NO. 552620 20 5
---------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard S. Ressler
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         PF
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                1,813,301 Shares.  See Item 5 herein
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           1,813,301 Shares.  See Item 5 herein
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER

------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,813,301 Shares.  See Item 5 herein
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

--------
* SEE INSTRUCTIONS BEFORE FILLING OUT. INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 7 Pages

         CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%.  See Item 5 herein
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------

--------
* SEE INSTRUCTIONS BEFORE FILLING OUT. INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 4 of 7 Pages

PRELIMINARY STATEMENT:

         This Amendment No. 2 supplements the Schedule 13D filed by Richard S. Ressler (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as amended previously on April 25, 1996, relating to the common stock, par value $0.01 per share (the "Common Stock"), of MAI Systems Corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No change, except the address of the issuer is:

                            MAI Systems Corporation
                            9601 Jeronimo Road
                            Irvine, California 92618

ITEM 2.  IDENTITY AND BACKGROUND

(a)      No change.

(b)      c/o MAI Systems Corporation
         9601 Jeronimo Road
         Irvine, California 92618

(c)      Chairman of the Board of MAI.

(d)      No change.

(e)      No change.

(f)      No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

With respect to the transactions reported in Item 5(c) herein: Personal funds in the amount of $300,000. Also services rendered pursuant to a consulting agreement with MAI dated August 15, 1994, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of September 8, 1997 and after giving effect to the transactions reported in Item 5(c) herein, the Reporting Person was the beneficial owner of an aggregate of 1,813,301 shares of MAI Common Stock (the "Shares") which constituted 18.5% of the Common Stock,

                                Page 5 of 7 Pages
         based on the 8,714,685 shares of Common Stock outstanding as of August 11, 1997 (as reported in MAI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997) and the other adjustments described below. The foregoing beneficial ownership includes 517,105 shares of MAI Common Stock underlying Warrants held by the Reporting Person. After giving effect to anti-dilution adjustments and exercises, 467,105 of such Warrants became exercisable on or about August 15, 1994 for a five year term at an exercise price of $1.90 per share and 50,000 of such Warrants became exercisable on or about March 6, 1997 for a five year term at an exercise price of $7.50 per share (the "Warrants"). The foregoing percentage assumes completion of the transactions reported in
         Item 5(c) herein, and also the exercise of such remaining Warrants held by the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 9,788,195 shares).

(b) The Reporting Person owns and controls the voting and disposition of all the Shares. Certain of the Shares are registered in the name of Orchard Capital Corporation, a personal holding company of the Reporting Person.

(c) Effective September 4, 1997 the Reporting Person exercised warrants to acquire 157,895 shares of the Common Stock from MAI at $1.90 per share. Effective September 8, 1997 the Reporting Person received 398,510 shares of the Common Stock from MAI in payment for services rendered pursuant to the above-mentioned consulting agreement. See Item 3 herein.

(d)      Inapplicable.

(e)      Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Inapplicable.



                                Page 6 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1997.


                                                     /s/ Richard S. Ressler
                                                         Richard S. Ressler


                                Page 7 of 7 Pages